Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

POET Technologies Inc. (the “Company”) 120 Eglinton Avenue East, Suite 1107 Toronto, Ontario M4P 1E2

Item 2	Date of Material Change

October 26, 2025

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company through GlobalNewswire on October 26, 2025 and filed on SEDAR+ (www.sedarplus.ca) under the Company’s issuer profile on October 27, 2025.

Item 4	Summary of Material Change

On October 26, 2025, the Company entered into securities purchase agreements with institutional investors for the purchase and sale of 20,689,655 common shares (each, a “Common Share”) at a price of US$7.25 per Common Share for aggregate gross proceeds to the Company of US$149,999,998.75 (the “Offering”). The Offering closed on October 28, 2025.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

On October 26, 2025, the Company entered into securities purchase agreements with institutional investors for the purchase and sale of 20,689,655 Common Shares at a price of US$7.25 per Common Share for aggregate gross proceeds to the Company of US$149,999,998.75. The Offering closed on October 28, 2025.

Titan Partners Group, a division of American Capital Partners (“Titan”), acted as the sole placement agent for the Offering.

The Company intends to use the net proceeds from the Offering for corporate development, including targeted acquisitions, scaling up of R&D, acceleration of the light source business, expanding operations, and general working capital.

The Offering was made in the United States only pursuant to a shelf registration statement on Form F-10 (File No. 333-280553) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on September 10, 2024. The Offering was made only by means of a prospectus supplement, which was filed with the SEC and is available on the SEC’s website located at www.sec.gov. The Company also filed the prospectus supplement with the applicable securities regulatory authorities in Canada.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No omitted information.

Item 8	Executive Officer

For further information, please contact: Kevin Barnes Vice President of Finance & Administration, Corporate Controller and Treasurer POET Technologies Inc. Telephone: (416) 368-411 Email: kb@poet.tech

Item 9	Date of Report

November 4, 2025